Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    Computation of Ratio of Earnings to
                               Fixed Charges
                                (Unaudited)

(In Millions)                                   Year Ended December 31,
                                        1998     1997    1996     1995     1994

Earnings available for fixed charges
  Income from continuing operations    $  703   $ 105   $  584   $  520   $  453
  Less:
     Undistributed earnings and
      losses of less than 50% owned
      affiliates                          (44)    (89)     (39)     (14)      (9)
     Capitalized interest of
      nonregulated companies              (66)    (16)     (10)      (8)      (9)
  Add:
     Fixed charges(a)                     809     674      454      436      487
     Minority interest                     77      80       75       27       30
     Income tax expense                   204     (65)     297      310      190

       Total                           $1,683   $ 689   $1,361   $1,271   $1,142

Fixed charges
  Interest expense(a)                  $  760   $ 624   $  404   $  386   $  445
  Rental expense representative of
   interest factor                         49      50       50       50       42

     Total                             $  809   $ 674   $  454   $  436   $  487

Ratio of earnings to fixed charges       2.08    1.02     3.00     2.92     2.34

(a) Amounts exclude costs incurred on sales of accounts receivable.